Exhibit 99.1

Cango Inc. Announces Change to Board of Directors

SHANGHAI, June 22, 2020 /PRNewswire/ — Cango Inc. (“Cango” or the “Company”) (NYSE: CANG), a leading automotive transaction service platform in China, today announced that Ms. Yun Ye has tendered her resignation as a director of the Company for personal reasons. Her resignation was effective as of June 19, 2020. The Company would like to express its gratitude for services provided by Ms. Yun Ye.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com